SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Seneca Foods Corporation
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
817070501
(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 817070501

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiaries, John Hancock Life Insurance Company (U.S.A.) and Hancock Capital Investment Management, LLC

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

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CUSIP No. 817070501

1	NAME OF REPORTING PERSON John Hancock Life Insurance Company (U.S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 802,928
	6	SHARED VOTING POWER 63,506
	7	SOLE DISPOSITIVE POWER 802,928
	8	SHARED DISPOSITIVE POWER 63,506
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 866,434
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.04%
12	TYPE OF REPORTING PERSON* IC

*SEE INSTRUCTIONS

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CUSIP No. 817070501

1	NAME OF REPORTING PERSON Hancock Capital Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 63,506
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 63,506
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,506
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.66%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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Item 1(a)         Name of Issuer:
Seneca Foods Corporation

Item 1(b)        Address of Issuer's Principal Executive Offices:
3736 South Main Street
Marion, New York  14505

Item 2(a)         Name of Person Filing:
This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiaries, John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and Hancock Capital Investment Management, LLC (“HCIM”).

Item 2(b)        Address of Principal Business Office:
The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of JHUSA is located at 601 Congress Street, Boston, Massachusetts 02110-2805.
The principal business office of HCIM is located at 197 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)         Citizenship:
MFC is organized and exists under the laws of Canada.
JHUSA is organized and exists under the laws of the State of Michigan.
HCIM is organized and exists under the laws of the State of Delaware.

Item 2(d)        Title of Class of Securities:
Class A Common Stock

Item 2(e)         CUSIP Number:
817070501

Item 3             If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:                                                      (g) (X)    a parent holding company or control person in
accordance with §240.13d-1(b)(1)(ii)(G).

JHUSA:                                                  (c) (X)     an insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

HCIM:                                                    (e) (X)     an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

Item 4             Ownership:

(a)  Amount Beneficially Owned:  JHUSA has beneficial ownership of 866,434 shares of Class A Common Stock, of which its indirect, wholly-owned subsidiary HCIM has beneficial ownership of 63,506 shares.  Through its parent-subsidiary relationship to JHUSA and HCIM, MFC may be deemed to have beneficial ownership of these same shares.

(b)   Percent of Class:  Of the 9,587,709 shares of Class A Common Stock outstanding as of January 26, 2011, according to the issuer's Quarterly Report on Form 10-Q for the period ended January 1, 2011, JHUSA held 9.04% and HCIM held 0.66%.  The aggregate percentage held by all reporting persons (after eliminating double counting as a result of shared investment or voting discretion) was 9.04% as of December 31, 2010.

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(c)   Number of shares as to which the person has:

(i)            sole power to vote or to direct the vote:
JHUSA has sole power to vote or to direct the voting of 802,928 shares of Class A Common Stock it beneficially owns.

(ii)           shared power to vote or to direct the vote:
JHUSA has shared power to vote or to direct the voting of 63,506 shares of Class A Common Stock it beneficially owns.  HCIM has shared power to vote or to direct the voting of the shares of Class A Common Stock it beneficially owns.

(iii)          sole power to dispose or to direct the disposition of:
JHUSA has sole power to dispose or to direct the disposition of 802,928 shares of Class A Common Stock it beneficially owns.

(iv)          shared power to dispose or to direct the disposition of:
JHUSA has shared power to dispose or to direct the disposition of 63,506 shares of Class A Common Stock it beneficially owns.  HCIM has shared power to dispose or to direct the disposition of the shares of Class A Common Stock it beneficially owns.

Item 5             Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6             Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7             Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
See Items 3 and 4 above.

Item 8             Identification and Classification of Members of the Group:
Not applicable.

Item 9             Notice of Dissolution of Group:
Not applicable.

Item 10           Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  May 10, 2011                                           Title:       Attorney in Fact*

John Hancock Life Insurance Company (U.S.A.)

By:          /s/ Maureen M. Milet

Name:     Maureen M. Milet

Dated:  May 10, 2011                                           Title:       Vice President and Chief Compliance Officer - Investments

Hancock Capital Investment Management, LLC

By:          /s/ Cynthia A. Cavanaugh

Name:     Cynthia A. Cavanaugh

Dated:  May 10, 2011                                           Title:       Chief Compliance Officer and Managing Director

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, John Hancock Life Insurance Company (U.S.A.) and Hancock Capital Investment Management, LLC agree that the Schedule 13G (Amendment No. 3) to which this Agreement is attached, relating to the Class A Common Stock of Seneca Foods Corporation, is filed on behalf of each of them.

Manulife Financial Corporation

By:          /s/ Kenneth G. Pogrin

Name:     Kenneth G. Pogrin

Dated:  May 10, 2011                                           Title:       Attorney in Fact*

John Hancock Life Insurance Company (U.S.A.)

By:        /s/ Maureen M. Milet

Name:   Maureen M. Milet

Dated:  May 10, 2011                                           Title:     Vice President and Chief Compliance Officer - Investments

Hancock Capital Investment Management, LLC

By:        /s/ Cynthia A. Cavanaugh

Name:  Cynthia A. Cavanaugh

Dated:  May 10, 2011                                           Title:    Chief Compliance Officer and Managing Director

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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